Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDS Holdings Limited** (the “Company”) is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

(Stock Code: 9698)

INSIDE INFORMATION

CLOSING OF PRIVATE PLACEMENT OF US$300 MILLION

CONVERTIBLE PREFERRED SHARES TO A CHINESE INSTITUTIONAL INVESTOR

This announcement is issued pursuant to Rule 13.09 and Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and under Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong.

Closing of Private Placement of US$300 Million Convertible Preferred Shares to A Chinese Institutional Investor

GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) announced that the closing of its previously announced private placement (the “Private Placement”) of US$300 million of Series B convertible preferred shares to Huatai Capital Investment Limited, a Chinese institutional investor, took place on February 6, 2026.

The convertible preferred shares will be convertible into GDS’s Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of approximately US$54.43 per GDS’s ADS (the “Conversion Price”), representing a premium of approximately 17.5% above its last closing price on January 30, 2026 in Hong Kong (as converted and divided by eight, being the ordinary-share-to-ADS ratio), or approximately 30.9% above the volume weighted average price for the 30 trading days immediately preceding the signing date, subject to customary anti-dilution adjustments, such as the issuance of ordinary shares as dividend or a subdivision or combination of ordinary shares.

Prior to conversion, the holders of the convertible preferred shares are entitled to the number of votes per convertible preferred share equal to the number of Class A ordinary shares into which each such convertible preferred share is convertible into. Therefore, such holders of the convertible preferred shares will be able to vote on all matters at general meetings of our shareholders, voting together with the holders of ordinary shares as a single class. (1)

Upon exercise in full of the conversion rights attached to the convertible preferred shares at the Conversion Price, a total of approximately 5,512,072 ADSs (or 44,096,580 ordinary shares), representing 2.6% of the total outstanding shares of the Company as at the date of this announcement will be issued, with an aggregate voting power of 2.7%, 1.8% and 1.2% on a 1:1, 1:20 and 1:50(2) ratio (between Class A ordinary shares and Class B ordinary shares), respectively.

Notes:

(1)	Such voting right arrangement is akin to the existing series A convertible preferred shares where the holders of the Class A convertible preferred shares may vote at the general meetings of the Company prior to conversion. The holders of the series B convertible preferred shares will be entitled the same voting right.

(2)	With reference to the Notice of EGM published on January 26, 2026, such 1:50 voting ratio assumes that the resolutions under proposal 1 of the Company’s upcoming extraordinary general meeting have been approved.

Effect on Shareholding Structure of The Company

The table below sets out the shareholding structure of the Company immediately after closing of the Private Placement.

					Percentage of aggregate voting
					power with Class A and Class B
Shareholder	Class A ordinary shares		Class B ordinary shares		ordinary shares voting on a
	Number	Approximate %	Number	Approximate %	1:50 Basis %	1:20 Basis %	1:1 Basis %
Mr. William Wei Huang (1)	2,549,368	0.2	46,139,704	100.0	57.9	35.5	2.8
STT Garnet (2)	429,288,484	26.2	0	0.0	11.4	17.5	26.3
Huatai Capital Investment Limited (3)	44,096,580	2.7	0	0.0	1.2	1.8	2.7
Ping An (4)	33,707,864	2.1	0	0.0	0.9	1.4	2.1
Other Shareholders	1,127,592,715	68.9	0	0.0	29.9	45.8	69.1

Notes:

(1)	The number of ordinary shares beneficially owned by Mr. William Wei Huang as of January 30, 2026, which consists of 2,549,368 Class A ordinary shares and 43,590,336 Class B ordinary shares. The 2,549,368 Class A ordinary shares will convert into 2,549,368 Class B ordinary shares if directly held by Mr. Huang or an entity established or controlled by him. Therefore, these 2,549,368 Class A ordinary shares are also reflected in Mr. Huang’s beneficial ownership under “Class B ordinary shares”. As of the date of this announcement, Mr. William Wei Huang is the sole controlling shareholder of the Company for the purposes of the Listing Rules.

Upon the closing of the Private Placement and taking into account the issuance of the convertible preferred shares, Mr. William Wei Huang’s voting power on two matters in the Company’s general meetings (being the right to elect a majority (i.e., six) of the Company’s eleven directors and to approve any change to the Company’s articles of association that would adversely affect the rights of Class B ordinary shareholders) will increase from approximately 35.5% (on a 1:20 basis) to approximately 57.9% (on a 1:50 basis), should the proposal referred to in the Notice of EGM be approved and based on the number of shares as of the date of this announcement.

(2)	The number of ordinary shares beneficially owned is as of January 30, 2026, represents 429,288,484 Class A ordinary shares (directly or in the form of ADSs) owned by STT Garnet. STT Garnet is wholly-owned by STT Communications Ltd (“STTC”). STTC is wholly-owned by ST Telemedia, which is a wholly-owned subsidiary of Temasek Holdings (Private) Limited.

(3)	Upon exercise in full of the conversion rights attached to the convertible preferred shares at the Conversion Price, a total of approximately 44,096,580 Class A ordinary shares will be issued to the holder of the convertible preferred shares.

(4)	Upon exercise in full of the conversion rights attached to the convertible preferred shares at the Conversion Price, a total of approximately 33,707,864 Class A ordinary shares will be issued to Ping An Overseas Holdings or their affiliates, being the holder of the convertible preferred shares.

By order of the Board
GDS Holdings Limited **
Mr. William Wei Huang
Chairman and Chief Executive Officer

Hong Kong, February 6, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Gary J. Wojtaszek and Mr. Liu Chee Ming as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

*	For identification purposes only
**	Incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited

3